Computation of Ratios of Earnings to Fixed Charges and of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(THOUSANDS, EXCEPT RATIOS)	FOR THE THREE MONTHS ENDED	FOR THE SIX MONTHS ENDED JUNE 30, 2006	FOR THE TWELVE MONTHS ENDED
Earnings from continuing operations	$ 23,329	$ 35,554	$ 188,259
Less: undistributed equity income from investees	11,533	9,103	87,783
Plus: income taxes	13,459	19,573	116,981
Earnings from continuing operations before income taxes	$ 25,255	$ 46,024	$ 217,457
Fixed charges:			
Interest, long-term debt	$ 10,551	$ 20,912	$ 37,540
Interest, other (including interest on short-term debt)	401	764	1,541
Amortization of debt expense, premium, net	451	903	1,887
Portion of rentals representative of an interest factor	87	171	347
Total fixed charges	$ 11,490	$ 22,750	$ 41,315
Earnings from continuing operations before income taxes	$ 25,255	$ 46,024	$ 217,457
Plus: total fixed charges from above	11,490	22,750	41,315
Plus: amortization of capitalized interest	102	204	407
Earnings from continuing operations before income taxes and fixed charges	$ 36,847	$ 68,978	$ 259,179
Ratio of earnings to fixed charges	3.21 X	3.03 X	6.27 X
Total fixed charges from above	11,490	22,750	41,315
Preferred stock dividends	432	908	1,851
Total fixed charges and preferred stock dividends	11,922	23,658	43,166
Ratio of earnings to combined fixed charges and preferred stock dividends	3.09 X	2.92 X	6.00 X